Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

MAZOR ROBOTICS SIGNS STRATEGIC COMMERCIAL AND INVESTMENT
AGREEMENTS WITH MEDTRONIC, A GLOBAL LEADER IN SPINE
TECHNOLOGIES AND SOLUTIONS

Conference Call Today at 10:00 a.m. ET

CAESAREA, Israel – May 18, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a leading developer of innovative bone mounted surgical robotic guidance systems, today entered into two strategic agreements with Medtronic plc (NYSE: MDT). One agreement is a two-stage, multi-faceted, commercial agreement for co-promotion, co-development and, upon meeting certain milestones, potential global distribution of certain Mazor products. The second agreement is for an equity investment by Medtronic in Mazor.

Commercial Agreement

The commercial agreement has an initial U.S.-based co-promotion phase. If both organizations achieve their respective milestones by the end of 2017, then the companies will enter the second phase of the agreement, in which Medtronic will assume exclusive global sales and distribution rights for Mazor’s future spine products. The second phase includes annual quotas with a cumulative potential of hundreds of next-generation systems over a four-year period. The commercial agreement is for Mazor’s future systems and applications, and Medtronic has placed a commitment to purchase 15 of these future systems during 2016. The agreement also stipulates Mazor will be Medtronic’s sole strategic partner for development and commercialization of robotic-based spine systems and applications. The two companies have already begun co-development activities of synergistic products and applications for spine, and will begin working closely together to meet designated sales targets through a defined methodology for cooperation.

“The structure of the commercial agreement features some very important points for our customers as well as our shareholders,” said Ori Hadomi, Mazor Robotics’ Chief Executive Officer. “New developments, such as synergistic implants, could generate new revenue streams for Mazor, beyond the anticipated growth in our current revenue streams from capital equipment, service agreements and disposables. The synergy between the organizations' teams will potentially yield operational efficiency benefits for Mazor,” Mr. Hadomi added.

Equity Investment

The investment agreement provides for a three-step equity investment in Mazor.  In the first tranche, Medtronic will purchase from Mazor newly issued securities representing four percent of Mazor's issued and outstanding share capital on a fully diluted basis, at a price per share equal to the trailing 20-day volume weighted average price of the shares, or a total of $11.9 million. In the second tranche, Medtronic will purchase newly issued securities representing six percent of Mazor's issued and outstanding securities, subject to the achievement by Mazor of certain  operational milestones, bringing Medtronic to a total holding of ten percent of Mazor’s issued and outstanding securities on a fully diluted basis. The share price will be determined by the average price per share during the 20 trading days following the occurrence of such milestones.

In a potential third tranche, Mazor will have the right to consummate the issuance to Medtronic of securities representing up to five percent of Mazor's outstanding ordinary shares on a fully diluted basis.  Consummation of this tranche is subject to consummation of the second tranche as well as the commencement of the Global Distribution Agreement, and, provided certain other conditions are met, will be solely at Mazor’s discretion, at a per-share price equal to the trailing 20-day volume weighted average price prior to Mazor's exercise of the option. Medtronic, at its sole discretion, may cap each of the second and third tranches at $20 million each.

Mazor remains an independent company, which will continue to innovate in spine as well as in other markets, and will continue to sell and fully support the Renaissance System through its own sales team and distribution partners. Throughout the agreement, current and jointly developed Mazor systems will continue to maintain universal implant compatibility, allowing complete hospital and surgeon freedom in surgical tool, implant and procedure selection.

Conference Call Dial-In Information

The Company will host a conference call to discuss today’s announcement today at 10:00am ET (5:00 PM IST). Investors within the United States interested in participating are invited to call 877-269-7756. Participants in Israel can use the toll free dial-in number 809-406-247. All other international participants can use the dial-in number 201-689-7817.  A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 877-660-6853 and reference the Replay Access Code: 13637743. All international callers can dial 201-612-7415, using the same Replay Access Code. To access the webcast, please use the following address http://public.viavid.com/index.php?id=119691 or visit www.mazorrobotics.com and select ‘Investor Relations.’

About Mazor Robotics
Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the agreements with Medtronic, the impact such agreements shall have on Mazor’s revenues, growth and timeline for profitability, the development of new products, the use of the equity investment proceeds, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431